Exhibit 99.2
Item 2: Financial Information
Selected Financial Data
     The following tables should be read in conjunction with the financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in the registration statement in Form 10 and the exhibits thereto. As discussed in the Explanatory Note to the report, certain financial statements of prior periods have been restated.
     The results of operation data for the three months ended March 31, 2006 and 2005, and the statement of condition data as of March 31, 2006 are unaudited and are derived from the financial statements and footnotes included in this report. The statement of condition data as of December 31, 2005 is derived from the audited financial statements included in the registration statement.
Statement of Operations

	Three months ended March 31,
		2005
(in thousands)	2006	(restated)

Net interest income before provision for credit losses	$78,250	$77,358
Provision for credit losses	570	637
Other income, excluding net gain on derivatives and hedging activities	1,641	104
Net gain on derivatives and hedging activities	4,626	34,844
Other expense	16,303	12,488
Income before assessments	67,644	99,181
Assessments	17,957	26,324
Net income	$49,687	$72,857

Earnings per share (1)	$1.68	$2.94

Dividends	$24,014	$17,365
Weighted average dividend rate (2)	3.29%	2.84%
Return on average capital	6.35%	11.46%
Return on average assets	0.28%	0.50%
Net interest margin (3)	0.44%	0.54%

Total capital ratio (at period-end) (4)	4.38%	4.47%
Total average capital to average assets	4.38%	4.39%

Notes:

(1)	Earnings per share calculated based on net income.

(2)	Weighted average dividend rates are dividends divided by the average of the daily balances of outstanding capital stock during the period that are eligible for dividends.

(3)	Net interest margin is net interest income before provision for credit losses as a percentage of average interest-earning assets.

(4)	Total capital ratio is capital stock plus retained earnings and accumulated other comprehensive income (loss) as a percentage of total assets at period end.

Statement of Condition

(in thousands)	March 31, 2006	December 31, 2005

Loans to members	$45,220,974	$47,492,959
Investments - Federal funds sold, interest-bearing deposits and investment securities (1)	18,960,873	16,945,821
Mortgage loans held for portfolio, net	7,439,741	7,651,914
Total assets	72,526,700	72,898,211
Deposits and other borrowings	1,613,473	1,079,822
Consolidated obligations, net (2)	66,928,939	67,723,337
AHP payable	40,634	36,707
REFCORP payable	15,067	14,633
Capital stock - putable	2,970,033	3,078,583
Retained earnings	214,152	188,479
Total capital	3,177,700	3,259,546

Notes:

(1)	None of these securities were purchased under agreements to resell.

(2)	Aggregate FHLB System-wide consolidated obligations (at par) were $935.8 billion and $937.5 billion at March 31, 2006 and December 31, 2005, respectively.
Earnings Performance
     The following is management’s discussion and analysis of the Bank’s earnings performance for the three months ended March 31, 2006. This discussion should be read in conjunction with the unaudited interim financial statements and notes included in the report.
Summary of Financial Results
     Net Income and Return on Capital. The Bank’s net income totaled $49.7 million for the first quarter of 2006, a decrease of $23.2 million from the first quarter of 2005. The primary reason for the earnings decrease was a decline in the net gains on derivatives and hedging activities, decreasing from $34.8 million to $4.6 million. Net interest income for the first quarter of 2006 reflected a slight increase over first quarter 2005 due to increases in interest-earning assets, primarily loans to members. These key factors are discussed more fully below. Commensurate with the decrease in net income, the Bank’s average return on capital declined to 6.35% in the first quarter of 2006, down from an average return on capital of 11.46% in the same year-ago period.
     Dividend Rate. Because members may purchase and redeem their Bank capital stock shares only at par value, management regards quarterly dividend payments as an important vehicle through which a direct investment return is provided. The Bank’s dividend rate averaged 3.29% in the first quarter of 2006 compared to 2.84% in the first quarter of 2005. Beginning in the fourth quarter of 2003, the Bank began to limit its quarterly dividend payments to 50% of current period estimated net income in order to increase its retained earnings balance. Retained earnings were $214.2 million as of March 31, 2006.

Net Interest Income
     The following table summarizes the rate of interest income or interest expense, the average balance for each of the primary balance sheet classifications and the net interest margin for the three months ended March 31, 2006 and 2005.
Average Balances and Interest Yields / Rates Paid

	Three months ended March 31,
	2006			2005
		Interest	Avg.		Interest	Avg.
	Average	Income /	Rate	Average	Income/	Rate
(dollars in millions)	Balance	Expense	(%)	Balance	Expense	(%)

Assets
Federal funds sold (1)	$3,150	$35	4.46	$1,511	$9	2.49
Interest-bearing deposits	3,438	38	4.44	711	4	2.46
Investment securities (2)	11,437	128	4.55	9,349	92	4.01
Loans to members (3)	45,951	527	4.66	37,900	252	2.70
Mortgage loans held for portfolio (3)	7,522	95	5.13	8,762	106	4.89

Total interest-earning assets	71,498	823	4.67	58,233	463	3.23
Allowance for credit losses	(6)			(4)
Other assets	832			505

Total assets	$72,324			$58,734

Liabilities and capital
Deposits	$1,138	$12	4.19	$1,144	$6	2.23
Consolidated obligation discount notes	11,678	127	4.42	12,729	76	2.42
Consolidated obligation bonds	55,350	606	4.44	41,234	303	2.98
Other borrowings	18	—	3.39	146	1	2.45

Total interest-bearing liabilities	68,184	745	4.43	55,253	386	2.84
Other liabilities	998			903
Total capital	3,142			2,578

Total liabilities and capital	$72,324			$58,734

Net interest spread			0.24			0.39
Benefit of net interest- free funds			0.20			0.15

Net interest income/ net interest margin		$78	0.44		$77	0.54

Notes:

(1)	The average balance of Federal funds sold, related interest income and average yield calculations include loans to other FHLBanks.

(2)	The average balance of investment securities available-for-sale represents fair values. Related yield, however, is calculated based on cost.

(3)	Nonaccrual loans are included in average balances in determining the average rate.

     Rate/Volume Analysis. Changes in both volume and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between 2006 and 2005.

	2006 compared to 2005(1)
(in millions)	Volume	Rate	Total

Increase (decrease) in interest income due to:
Federal funds sold	$15	$11	$26
Interest-bearing deposits	28	6	34
Investment securities	23	13	36
Loans to members	63	212	275
Mortgage loans held for portfolio	(16)	5	(11)

Total			360
Increase (decrease) in interest expense due to:
Deposits	—	6	6
Consolidated obligation discount notes	(7)	58	51
Consolidated obligation bonds	125	178	303
Other borrowings	$(1)	$—	(1)

Total			359

Increase (decrease) in net interest income			$1

Note:

(1)	The changes for each category of interest income and expense are divided between the portion of change attributed to volume or rate for that category. The change in rate / volume variance has been allocated to the volume and rate variances based on their relative sizes.
     Net interest income increased slightly by $1.0 million, or 1.3%, to $78 million in 2006. This increase was due to a 22.8% increase in average interest-earning assets to $71.5 billion, partially offset by a 18.5% reduction in the net interest margin to 0.44% in 2006 from 0.54% in 2005. The increase in average interest-earning assets resulted from substantial increases in loans to members and an increase in short-term investments, including Federal funds sold. Strength in the residential real estate market and in small business loans resulted in increased member loan demand in 2006. As anticipated, the demand for residential mortgage loans has declined in the first quarter of 2006 as mortgage rates increased. In addition, members have increased deposit growth initiatives as an alternative to wholesale funding. The Bank has focused on increasing liquidity, through increases in short-term investments, in preparation for the implementation of new conslidated obligation repayment funding requirements by the Federal Reserve which will become effective in July 2006. Consolidated obligation bonds funded these asset increases, increasing by $14.1 billion on average, or 34.2%, from 2005 to 2006. The reduction in the net interest margin of 10 basis points was due to the compression of interest rate spreads on interest-earning assets due to the flat yield curve, partially offset by a $334.0 million increase in net interest-free funds.

     Net Interest Income Derivative Effects. The following tables separately quantify the effects of the Bank’s derivative activities on its interest income and interest expense for the three months ended March 31, 2006 and 2005. Derivative and hedging activities are discussed below in the other income (loss) section.

2006		Interest Inc.	Avg.	Interest Inc./	Avg.		Incr./
	Average	/ Exp. with	Rate	Exp. without	Rate	Impact of	(Decr.)
(dollars in millions)	Balance	Derivatives	(%)	Derivatives	(%)	Derivatives	(%)

Assets
Federal funds sold	$3,150	$35	4.46	$35	4.46
Interest-bearing deposits	3,438	38	4.44	38	4.44
Investment securities	11,437	128	4.55	128	4.55
Loans to members	45,951	527	4.66	499	4.40	$28	0.26
Mortgage loans held for portfolio	7,522	95	5.13	96	5.19	(1)	(0.06)

Total interest-earning assets	71,498	823	4.67	796	4.51	27	0.16
Allowance for credit losses	(6)
Other assets	832

Total assets	$72,324

Liabilities and capital
Deposits	$1,138	$12	4.19	$12	4.19
Consolidated obligation discount notes	11,678	127	4.42	127	4.42
Consolidated obligation bonds	55,350	606	4.44	572	4.18	$34	0.26
Other borrowings	18	—	3.39	—	3.39

Total interest-bearing liabilities	68,184	745	4.43	711	4.22	34	0.21
Other liabilities	998
Total capital	3,142

Total liabilities and capital	$72,324

Net interest income / interest rate spread		$78	0.24	$85	0.29	$(7)	(0.05)

2005		Interest Inc.	Avg.	Interest Inc. /	Avg.		Incr./
	Average	/ Exp. with	Rate	Exp. without	Rate	Impact of	(Decr.)
(dollars in millions)	Balance	Derivatives	(%)	Derivatives	(%)	Derivatives	(%)

Assets
Federal funds sold	$1,511	$9	2.49	$9	2.49
Interest-bearing deposits	711	4	2.46	4	2.46
Investments securities	9,349	92	4.01	92	4.01
Loans to members	37,900	252	2.70	337	3.60	$(85)	(0.90)
Mortgage loans held for portfolio	8,762	106	4.89	108	4.99	(2)	(0.10)

Total interest-earning assets	58,233	463	3.23	550	3.83	(87)	(0.60)
Allowance for credit losses	(4)
Other assets	505

Total assets	$58,734

Liabilities and capital
Deposits	$1,144	$6	2.23	$6	2.23
Consolidated obligation discount notes	12,729	76	2.42	76	2.42
Consolidated obligation bonds	41,234	303	2.98	365	3.60	$(62)	(0.62)
Other borrowings	146	1	2.45	1	2.45

Total interest-bearing liabilities	55,253	386	2.84	448	3.29	(62)	(0.45)
Other liabilities	903
Total capital	2,578

Total liabilities and capital	$58,734

Net interest income / interest rate spread		$77	0.39	$102	0.54	$(25)	(0.15)

     The Bank uses derivatives to hedge the fair market value changes attributable to the change in the London Interbank Offered Rate (LIBOR) benchmark interest rate. The loans to members hedge strategy generally converts fixed-rate member loans to three-month LIBOR variable-rate loans. This strategy has the impact of significantly lowering the Bank’s yield on member loans, but it also reduces the Bank’s sensitivity to interest rate fluctuations. Additionally, this hedge strategy allows the Bank to offer loans to members in whatever product structure best meets their needs. Similarly, the consolidated obligation bond’s hedge strategy converts fixed-rate bonds to variable-rate bonds. A majority of these bonds are also converted to three-month LIBOR. This strategy also has the impact of lowering the Bank’s cost of funds and reducing interest rate sensitivity.
     The mortgage loans held for portfolio derivative impact slightly decreased between 2006 and 2005 down to 0.06% from 0.10%. This was due to the amortization of fair value adjustments created under previous hedge strategies. The prior strategy hedged the fair value of the commitment to purchase mortgage loans. Currently, the Bank treats mortgage loan commitments as derivatives and no longer applies hedge accounting, pursuant to SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149).
     In general, the total effect of the implementation of all of these derivative and hedge strategies was to reduce the interest rate spread by 0.05% in 2006 compared to 0.15% in 2005.
     Mortgage Loan Premium/Discount. When mortgage loans are acquired by the Bank under the MPF Program, a premium or discount is typically paid to the participating financial institution. There are two primary reasons for these premiums or discounts: (1) prevailing market rates change between the date the mortgage loan is priced to the homeowner and the date the originating member locks in a commitment price at which to sell the loans to the Bank; and (2) borrowers elect to pay a higher than market rate on their mortgage loan in exchange for a reduction in up-front loan points, fees, and/or other loan closing costs. This practice of “financing the closing costs” results in a market-wide prevalence of premiums as opposed to discounts, which is reflected in the Bank’s mortgage loan portfolio. When mortgage loans pay off prior to their contractual terms, any associated unamortized premiums or discounts are recorded in net interest income.
     The change in the amount of amortization and accretion of premiums and discounts on mortgage loans impacts the total and variability of the Bank’s net interest income. The combination of historically low residential mortgage rates, aggressive marketing by loan originators and the availablity of low cost loan products to prospective borrowers, resulted in high levels of prepayment activity in the Bank’s mortgage loan portfolio. In the first quarter of 2006, amortization and accretion of mortgage loan premiums and discounts resulted in a net expense of $3.7 million as compared to $7.4 million during the first quarter of 2005.
     The table below provides key information related to the Bank’s premium / discount on mortgage loans.

	Three months ended March 31,
(dollars in thousands)	2006	2005

Net premium expense for the period	$3,661	$7,427
Mortgage loan related net premium balance at period-end	$65,955	$93,940
Mortgage loan par balance at period-end	$7,351,701	$8,686,576
Premium balance as a percent of mortgage loans	0.90%	1.08%
     High-coupon Debt. The Bank’s net interest income has been adversely affected in recent years by high-coupon, long-term, fixed-rate consolidated obligation bonds issued at what were, relative to current market conditions, markedly higher interest rates. Issued by the Bank prior to rates declining in early 2001, these bonds funded longer-term assets at positive spreads. As market rates declined, increasing volumes of the assets funded by this debt either prepaid or were called prior to maturity, leaving high coupon funding in what became a low interest rate environment, pressuring Bank net interest income. Even with interest rates rising during 2005 and into the first quarter of 2006, especially on the short end of the yield curve, the remaining high-coupon debt was expensive relative to current interest rates.
     The following table presents a rollforward of changes in the balance of high-coupon debt. A mix of structured debt, floating-rate debt and fixed-rate debt replaced maturing high-coupon debt. At March 31, 2006, $414.0 million of high-coupon debt with a weighted average cost of 6.88% remained. Of this amount, $247.0 million with a weighted average cost of 6.42% is scheduled to mature in the last nine months of 2006.

		Weighted
		Average
(in thousands)	Amount	Coupon

Balance, December 31, 2005	$492,000	6.65
Less: Called or matured	78,000	5.40

Balance, March 31, 2006	$414,000	6.88%

Other Income (Loss)

			% Change
	Three months ended March 31,		2006/
(in thousands)	2006	2005	2005

Services fees	$1,173	$870	34.8
Net loss on sale of trading securities	—	(999)	100.0
Net gain on derivatives and hedging activities	4,626	34,844	(86.7)
Other, net	468	233	100.9

Total other income	$6,267	$34,948	(82.1)

     Derivatives and Hedging Activities. The Bank enters into interest rate swaps, caps, floors, swaption agreements and TBA securities, referred to collectively as interest rate exchange agreements and more broadly as derivative instruments. The Bank enters into derivatives transactions to offset all or portions of the financial risk exposures inherent in its member lending, investment and funding activities. All derivatives are recorded on the balance sheet at fair value. Changes in derivatives fair values are either recorded in the statement of operations or accumulated other comprehensive income within the capital section of the statement of condition depending on the hedge strategy.
     The Bank’s hedging strategies consist of fair value and economic hedges. Fair value hedges are discussed in more detail below. Economic hedges address specific risks inherent in the Bank’s balance sheet, but they do not qualify for hedge accounting. As a result, income recognition on the derivatives in economic hedges may vary considerably compared to the timing of income recognition on the underlying asset or liability. The Bank does not enter into derivatives for speculative purposes to generate profits.
     Regardless of the hedge strategy employed, the Bank’s predominant hedging instrument is an interest rate swap. At the time of inception, the fair market value of an interest rate swap generally equals or is close to a zero value. Notwithstanding the exchange of interest payments made during the life of the swap, which are recorded as either interest income / expense or as a gain (loss) on derivative, depending upon the accounting classification of the hedge instrument, the fair value of an interest rate swap returns to zero at the end of its contractual term. Therefore, although the fair value of an interest rate swap is likely to change over the course of its full term, upon maturity any unrealized gains and losses net out to zero.
     The following table details the net gains and losses on derivatives and hedging activities, including hedge ineffectiveness.

(in thousands)		Three months ended March 31,
Type of Hedge	Asset / Liability Hedged	2006	2005

Fair value hedge ineffectiveness	Loans to members	$1,437	$1,148
	Consolidated obligations	560	3,738

	Total fair value hedge ineffectiveness	1,997	4,886

Economic hedges		2,562	31,136
Intermediary transactions		(55)	(435)
Other		122	(743)

Net gain on derivatives and hedging activities		$4,626	$34,844

     Fair Value Hedges. The Bank uses fair value hedge accounting treatment for most of its fixed-rate loans to members and consolidated obligations using interest rate swaps. The interest rate swaps convert these fixed-rate instruments to a variable-rate (i.e. LIBOR). For the first quarter of 2006, total ineffectiveness related to these fair value hedges resulted in a gain of $2.0 million compared to a gain of $4.9 million in first quarter of 2005. During the same period, the overall notional amount increased from $48.4 billion in 2005 to $68.9 billion in 2006. Fair value hedge ineffectiveness represents the difference between the change in the fair value of the derivative compared to the change in the fair value of the underlying asset/liability hedged. The $2.9 million reduction in fair value hedge ineffectiveness gains in 2006 resulted from general increases in interest rates and the flattening of the yield curve.
     Economic Hedges. For economic hedges, the Bank includes the net interest income and the changes in the fair value of the hedges in net gain (loss) on derivatives and hedging activities. Total amounts recorded for economic hedges were a gain of $2.6 million in 2006 compared to a gain of $31.1 million in 2005. Gains reported for economic hedges were significantly smaller in the first quarter of 2006 primarily due to the termination of the index-amortizing swap portfolio, which had resulted in significant gains in the first quarter of 2005. The overall notional amount of economic hedges decreased from $9.1 billion in 2005 to $3.2 billion in 2006.
     Other Hedging Techniques. Other hedging techniques used by the Bank to offset the potential earnings effects of loan prepayments include inclusion of callable debt instruments in the funding mix and the purchase of interest rate option contracts. Costs associated with callable debt instruments are reflected in the overall cost of funding included in the calculation of net interest margin. Gains and losses on purchased option positions are included in other net gain (loss) on derivatives and hedging activities.
     Intermediary Transactions. The following table details the net gains and losses on intermediary transactions.

	Three months ended March 31,
(in thousands)	2006	2005

Contracts with members - fair value change	$(1,567)	$(19)
Contracts with counterparties - fair value change	1,492	(452)

Net fair value change	(75)	(471)
Interest income due to spread	20	36

Net loss on intermediary derivative activities	$(55)	$(435)

Other Expense

	Three months ended March 31,		% Change
(in thousands)	2006	2005	2006/2005

Operating - salaries and benefits	$9,832	$7,190	36.8
Operating - occupancy	761	611	24.6
Operating - other	4,577	3,559	28.6
Finance Board	582	636	(8.5)
Office of Finance	551	492	12.0

Total other expenses	$16,303	$12,488	30.6

     Other expense totaled $16.3 million in the first quarter of 2006, compared to $12.5 million in the first quarter of 2005, an increase of 30.6%. Excluding the operating expenses of the Finance Board and Office of Finance described below, total other expense increased $3.8 million, or 33.5%. The majority of this increase was due to salaries and employee benefits which increased $2.6 million in 2006 compared to 2005. At March 31, 2006, full time equivalent staff totaled 247 positions, an increase of 25 positions from March 31, 2005. In addition, the 2006 expense included $1.1 million related to a retirement plan lump sum payment.
     Collectively, the twelve FHLBanks are responsible for the operating expenses of the Finance Board and the Office of Finance. These payments, allocated among the FHLBanks according to a cost-sharing formula, are reported as other expense on the Bank’s statement of operations and totaled $1.1 million for the first three months of both 2006 and 2005. The Bank has no control over the operating expenses of the Finance Board. The FHLBanks are able to exert a limited degree of control over the operating expenses of the Office of Finance due to the fact that two directors of the Office of Finance are also FHLBank presidents.

Affordable Housing Program (AHP) and Resolution Funding Corp. (REFCORP) Assessments

	Three months ended March 31,		% Change
(in thousands)	2006	2005	2006/2005

Affordable Housing Program (AHP)	$5,535	$8,110	(31.8)
REFCORP	12,422	18,214	(31.8)

Total assessments	$17,957	$26,324	(31.8)

     Assessment Calculations. Although the FHLBanks are not subject to federal or state income taxes, the combined financial obligations of making payments to REFCORP (20%) and AHP contributions (10%) equate to a proportion of the Bank’s net income comparable to that paid in income tax by fully taxable entities. Inasmuch as both the REFCORP and AHP payments are each separately subtracted from earnings prior to the assessment of each, the combined effective rate is less than the simple sum of both (i.e., less than 30%). In passing the Financial Services Modernization Act of 1999, Congress established a fixed 20% annual REFCORP payment rate beginning in 2000 for each FHLBank. The fixed percentage replaced a fixed-dollar annual payment of $300 million which had previously been divided among the twelve FHLBanks through a complex allocation formula. The law also calls for an adjustment to be made to the total number of REFCORP payments due in future years so that, on a present value basis, the combined REFCORP payments of all twelve FHLBanks are equal in amount to what had been required under the previous calculation method. The FHLBanks’ aggregate payments through the first quarter of 2006 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the first quarter of 2017. This date assumes that the FHLBanks pay exactly $300 million annually until 2017. The cumulative amount to be paid to REFCORP by the FHLBank is not determinable at this time due to the interrelationships of the future earnings of all FHLBanks and interest rates.
     Application of the REFCORP percentage rate as applied to earnings during first quarter 2006 and first quarter 2005 resulted in annual expenses for the Bank of $12.4 million and $18.2 million, respectively. The year-to-year changes in REFCORP payments made by the Bank reflect the changes in pre-REFCORP earnings.

Financial Condition
     The following is management’s discussion and analysis of the Bank’s financial condition at March 31, 2006. This should be read in conjunction with the unaudited financial statements and notes included in the report.
     Total assets decreased $371.5 million, or 0.5%, to $72.5 billion from a December 31, 2005 balance of $72.9 billion. This decline from year-end was primarily due to decreases in loans to members of $2.3 billion, net mortgage loans held for portfolio of $212.2 million, investment securities of $185.4 million and interest-bearing deposits of $79.5 million. Offsetting these declines was an increase in Federal funds sold of $2.3 billion from December 31, 2005.
     Total housing finance-related assets, which include MPF Program loans, loans to members, mortgage-backed securities and other mission-related investments, decreased $2.9 billion, or 4.5%, to $62.9 billion at March 31, 2006, from $65.8 billion at year-end 2005. Total housing finance-related assets accounted for 86.7% of assets as of March 31, 2006.
     Loans to Members. At March 31, 2006, total loans to members were $45.2 billion, compared to $47.5 billion as of year-end 2005, representing a decrease of 4.8%. The number of the Bank’s members using the Bank’s loan products continues to be high by historical measures, although a significant concentration of the loans was from the Bank’s seven largest borrowers. The following table provides a distribution of the number of members, categorized by individual member asset size, that had an outstanding loan balance at March 31, 2006 and December 31, 2005.

	March 31,	December 31,
Member Asset Size	2006	2005

Less than $100 million	53	61
Between $100 and $500 million	128	140
Between $500 million and $1 billion	40	39
Between $1 and $5 billion	26	28
Greater than $5 billion	12	12

Total borrowing members	259	280

Total membership	333	334
Percent of members borrowing	77.8%	83.8%

     The Bank’s members tend to rely more heavily on the Bank for their funding requirements in rising interest rate environments. Potentially, this allows the member to delay the increase in competition and higher rates required to grow deposits. In addition, some members have been opportunistically funding their balance sheets. The Bank expects the rate of growth in the loans to members portfolio to moderate during the remainder of 2006 as rising interest rates reduce demand for residential real estate related loans.
     Mortgage Loans Held for Portfolio. Mortgage loan balances have declined $212.2 million, totaling $7.4 billion at March 31, 2006, compared to $7.7 billion at December 31, 2005. Based on MPF Program total dollar volume purchased from participating members, National City Bank of PA accounted for 66% of the par value of mortgage loans outstanding for the Bank for the three months ended March 31, 2006. In 2006, National City is currently expected to consolidate its membership in another FHLBank district and cease to be a member of the Bank.
     Loan Portfolio Analysis. The Bank’s outstanding loans, nonaccrual loans and loans 90 days or more past due and accruing interest are as presented in the following table.

	March 31,	December 31,
(in thousands)	2006	2005

Loans to members	$45,220,974	$47,492,959
Mortgage loans held for portfolio, net (1)	7,439,741	7,651,914
Nonaccrual mortgage loans	21,794	20,304
Mortgage loans past due 90 days or more and still accruing interest (2)	22,536	21,018
Banking on Business (BOB) loans, net (3)	10,583	10,653

Notes:

(1)	All of the real estate mortgages held in portfolio by the Bank are fixed-rate. Balances are reflected net of allowance for credit losses.

(2)	Government loans (e.g., FHA, VA) continue to accrue after 90 days or more delinquent.

(3)	Due to the nature of the program, all Banking on Business loans are considered nonaccrual loans. Balances are reflected net of allowance for credit losses
     Interest-bearing Deposits and Federal Funds Sold. At March 31, 2006, these short-term investments totaled $7.8 billion, an increase of $2.2 billion, or 39.4% from the December 31, 2005 balance. The Bank is increasing its short-term liquidity in preparation for the implementation of new consolidated obligation repayment funding requirements by the Federal Reserve which will become effective in July 2006.
     Investment Securities. The $185.4 million, or 1.6% decrease in investment securities from December 31, 2005 to March 31, 2006 was primarily due to a decrease in mortgage backed securities (MBS), both available-for-sale and held-to-maturity. These investments are collateralized and provide a return that can significantly exceed the return on other types of investments. However, the amount that the Bank can invest in MBS is limited by regulation to 300% of capital. The following tables summarize key investment securities portfolio statistics.

	March 31,	December 31,
(in thousands)	2006	2005

Available-for-sale securities:
Equity mutual funds	$5,033	$4,773
Mortgage-backed securities	134,080	326,524

Total available-for-sale securities	$139,113	$331,297

Held-to-maturity securities:
Commercial paper	$124,729	$149,405
State or local housing agency obligations	815,779	815,533
Other U.S. obligations	3,655	3,663
U.S. government-sponsored enterprises	850,614	556,260
Mortgage-backed securities	9,246,636	9,509,769

Total held-to-maturity securities	$11,041,413	$11,034,630

     As of March 31, 2006, investment securities had the following maturity and yield characteristics.

	Book
(dollars in thousands)	Value	Yield

Available-for-sale securities:
Equity mutual funds	$5,033	—%
Mortgage-backed securities	134,080	5.07%

Total available-for-sale securities	$139,113	5.07%

Held-to-maturity securities:
Commercial paper due within one year	$124,729	4.65%

State or local housing agency obligations:
After one but within five years	307,314	5.25%
After five but within ten years	99,839	5.56%
After ten years	408,626	5.04%

Total state or local housing agency obligations	815,779	5.18%
Other U.S. obligations due within one year	3,655	8.50%

U.S. government-sponsored enterprises:
After one but within five years	700,000	4.82%
After five but within ten years	150,614	4.05%

Total U.S. government-sponsored enterprises	850,614	4.68%
Mortgage-backed securities	9,246,636	4.33%

Total held-to-maturity securities	$11,041,413	4.43%

     As of March 31, 2006, the held-to-maturity securities portfolio included unrealized losses of $309.9 million which are considered temporary. The basis for determination that these declines in fair value are temporary is explained in detail in Note 5 of the unaudited interim financial statements.
     As of March 31, 2006, the Bank held securities from the following issuers with a book value greater than 10% of Bank total capital.

	Total	Total
(in thousands)	Book Value	Fair Value

Federal Home Loan Mortgage	$1,361,182	$1,316,204
Federal National Mortgage Association	1,077,186	1,034,907
Wells Fargo Mortgage Backed Securities Trust	1,022,119	996,181
J.P. Morgan Mortgage Trust	814,970	795,691
Countrywide Home Loans	565,395	546,337
Structured Asset Securities Corporation	458,348	437,778
Citigroup Mortgage Loan Trust	450,260	479,152
Bear Stearns Adjustable Rate Mortgages	444,811	435,405
Washington Mutual	401,106	383,499
Structured Adjustable Rate Mortgage Loan Trust	367,069	391,832
Pennsylvania Housing Finance Agency	361,975	362,653
Lehman ABS Corporation	342,988	320,874

Total	$7,667,409	$7,500,513

     Deposits. At March 31, 2006, time deposits in denominations of $100,000 or more totaled $44.1 million. The table below presents the maturities for time deposits in denominations of $100,000 or more:

Over 6
(in thousands)		Over 3 months	months but
	3 months	but within	within 12
By Remaining Maturity at March 31, 2006	or less	6 months	months	Total

Time certificates of deposit ($100,000 or more)	$9,800	$31,304	$3,000	$44,104

     Commitment and Off-balance Sheet Items. At March 31, 2006, the Bank is obligated to fund approximately $222.6 million in additional loans to members, $7.7 million of mortgage loans, $894.5 million in outstanding standby letters of credit, $422.0 million in consolidated obligations and $420.0 million notional value of derivatives. The Bank does not have any special purpose entities or any other type of off-balance sheet conduits.
     Retained Earnings. The Finance Board has issued regulatory guidance to the FHLBanks relating to capital management and retained earnings. The guidance directs each FHLBank to assess, at least annually, the adequacy of its retained earnings with consideration given to future possible financial and economic scenarios. The guidance also outlines the considerations that each FHLBank should undertake in assessing the adequacy of the Bank’s retained earnings.
     At March 31, 2006, Bank retained earnings stood at $214.2 million, representing an increase of $25.7 million, or 13.6%, over December 31, 2005. In increasing retained earnings to meet its longer-term target, currently established at $200 million, the Bank would continue to pay out less than 100% of net income until the new target is reached. The retained earnings target has not been established as a static figure; it is subject to modification as conditions warrant and, as a matter of policy, the Bank’s Board of Directors continues to evaluate this target in light of prevailing conditions. The following table summarizes the change in retained earnings:

	Three months ended March 31,
(in thousands)	2006	2005

Balance, beginning of period	$188,479	$77,190
Net income	49,687	72,857
Dividends	(24,014)	(17,365)

Balance, end of period	$214,152	$132,682

Payout ratio (dividends/net income)	48.3%	23.8%

Operating Segment Results
     The following is management’s discussion and analysis of the Bank’s operating segment results for the three months ended March 31, 2006. This discussion should be read in conjunction with the unaudited interim financial statements and notes included in the report.
     The Bank operates two segments differentiated by products. The first segment entitled Traditional Member Finance encompasses a majority of the Bank’s activities, including but not limited to, providing loans to members; investments; and deposit products. MPF or Mortgage Finance segment purchases loans from members and funds and hedges the resulting portfolio.
     Results of segments are presented based on management accounting practices and the Bank’s management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to Generally Accepted Accounting Principles. Therefore, the financial results of the segments are not necessarily comparable with similar information at other Banks or any other company.
     The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the segment. Methodologies are refined from time to time as management accounting practices change. Borrowings are allocated to the Mortgage Finance segment based on loans outstanding. All remaining borrowings and all capital remain in the Traditional Member Finance business. The allowance for credit losses pertaining to mortgage loans held for portfolio is allocated to the Mortgage Finance segment and the allowance for credit losses pertaining to Banking on Business loans is allocated to Traditional Member Finance. Derivatives are allocated to segments consistent with hedging strategies. Cost incurred by support areas not directly aligned with the segment are allocated based on estimated usage of services.

     The following tables set forth the Bank’s financial performance by operating segment for the three months ended March 31, 2006 and 2005.

	Traditional	MPF® or
	Member	Mortgage
(in thousands)	Finance	Finance	Total

2006
Net interest income	$69,791	$8,459	$78,250
Provision (benefit) for credit losses	710	(140)	570
Other income	5,947	320	6,267
Other expenses	15,211	1,092	16,303

Income before assessments	59,817	7,827	67,644
Affordable Housing Program	4,896	639	5,535
REFCORP	10,984	1,438	12,422

Total assessments	15,880	2,077	17,957

Net income	$43,937	$5,750	$49,687

Total assets	$65,086,959	$7,439,741	$72,526,700

2005
Net interest income	$44,757	$32,601	$77,358
Provision for credit losses	593	44	637
Other income (loss)	49,977	(15,029)	34,948
Other expenses	11,656	832	12,488

Income before assessments	82,485	16,696	99,181
Affordable Housing Program	6,747	1,363	8,110
REFCORP	15,147	3,067	18,214

Total assessments	21,894	4,430	26,324

Net income	$60,591	$12,266	$72,857

Total assets	$50,741,312	$8,811,663	$59,552,975

     Results of Operations. Total net income decreased $23.2 million for 2006 versus 2005. This decrease was due to a decrease of $16.7 million in the net income of the Traditional Member Finance segment and a decrease of $6.5 million in the Mortgage Finance segment net income.
     Traditional Member Finance Segment. The decrease in net income in the Traditional Member Finance segment resulted from a decrease in other income of $44.0 million, partially offset by a $25.0 million increase in net interest income. The increase in net interest income was due to higher levels of interest-earning assets due to higher loans to members as well as the impact of a rising rate environment. This benefit was offset in part by a slightly smaller net interest spread.
     Mortgage Finance Segment. The decrease in net income in the Mortgage Finance segment was primarily due to a $24.1 million decrease in net interest income, partially offset by a $15.3 million increase in other income. In the first quarter of 2005, index amortizing swaps were used to economically hedge the fair value of mortgage loans held for portfolio. Net interest expense on these economic hedges of $21.8 million was booked to other income (loss). These swaps were terminated in 2005 and funding of these mortgage loans for 2006 was accomplished primarily via amortizing debt issuances. The interest expense on this debt was reflected in net interest income. Total assets declined in this segment, consistent with the Bank’s strategy of limiting growth in this product.
Capital Resources
     The following is management’s discussion and analysis of the Bank’s capital resources for the three months ended March 31, 2006. This discussion should be read in conjunction with the unaudited interim financial statements and notes included in the report.
Risk-Based Capital (RBC)
     The Bank became subject to the Finance Board’s Risk-Based Capital (RBC) regulations upon implementation of its capital plan on December 16, 2002. This regulatory framework requires the Bank to maintain sufficient permanent capital, defined as retained earnings plus capital stock, to meet its combined credit risk, market risk and operational risk. Each of these components is computed as specified in directives issued by the Finance Board.

	March 31,	December 31,
(in thousands)	2006	2005

Permanent capital:
Capital stock(1)	$2,986,224	$3,095,314
Retained earnings	214,152	188,479

Total permanent capital	$3,200,376	$3,283,793

Risk-based capital requirement:
Credit risk capital	$187,765	$179,986
Market risk capital	212,776	204,080
Operations risk capital	120,162	115,220

Total risk-based capital	$520,703	$499,286

Note:

(1) Capital stock includes mandatorily redeemable capital stock.
     The Bank held excess permanent capital over RBC requirements of $2,679.7 million and $2,784.5 million at March 31, 2006 and December 31, 2005, respectively.
Capital and Leverage Ratios
     In addition to the requirements for RBC, the Finance Board has mandated maintenance of certain capital and leverage ratios. The Bank must maintain total capital and leverage ratios of at least 4.0% and 5.0% of total assets, respectively. Management has an ongoing program to measure and monitor compliance with the ratio requirements. As a matter of policy, the Board of Directors has established an operating range for capitalization that calls for the capital ratio to be maintained between 4.08% and 5.0%. To enhance overall returns, it has been the Bank’s practice to utilize as much leverage as permitted within this operating range when market conditions permit, while maintaining compliance with statutory, regulatory and Bank policy limits.

	March 31,	December 31,
(dollars in thousands)	2006	2005

Capital Ratio
Minimum capital (4.0% of total assets)	$2,901,068	$2,915,950
Actual capital (permanent capital plus loan loss reserves)	3,206,046	3,289,318
Total assets	72,526,700	72,898,211
Capital ratio (actual capital as a percent of total assets)	4.4%	4.5%

Leverage Ratio
Minimum leverage capital (5.0% of total assets)	$3,626,335	$3,644,911
Leverage capital (permanent capital multiplied by a 1.5 weighting factor plus loan loss reserves)	4,806,234	4,931,216
Leverage ratio (leverage capital as a percent of total assets)	6.6%	6.8%
     The Bank’s capital ratio declined modestly from 4.5% at December 31, 2005, to 4.4% at March 31, 2006. Although lower at March 31, 2006, the ratio is well within the approved policy limits discussed above. Under the Bank’s capital plan, overall capital stock levels are tied to both the level of member borrowings and unused borrowing capacity as described above. Therefore, the Bank’s capital ratios often fluctuate in response to changes in member borrowing activity and unused capacity.
     Management reviews, on a routine basis, projections of capital leverage that incorporate anticipated changes in assets, liabilities, and capital stock levels as a tool to manage overall balance sheet leverage within the Board’s operating range. In connection with this review, when management believes that adjustments to the current member stock purchase requirements within the ranges established in the capital plan are warranted, a recommendation is presented for Board consideration. The member stock purchase requirements have been adjusted several times since the implementation of the capital plan in

December 2002, and management expects that future adjustments are likely in response to future changes in borrowing activity.
     As of March 31, 2006 and December 31, 2005, excess capital stock available for repurchase at a member’s request and at the Bank’s discretion totaled $73.7 million and $85.0 million, respectively. It is the Bank’s current practice to promptly repurchase the excess capital stock of its members upon their request. The Bank does not honor other repurchase requests which are capital stock required to meet a member’s minimum capital stock purchase requirement.
     Management believes that based on the Bank’s business profile, balance sheet composition and various potential economic scenarios, the current capital and leverage ratios are adequate to ensure the safe and sound operation of the Bank.

Item 4: Security Ownership of Certain Beneficial Owners and Management
     The Bank may issue capital stock only to members. As a result, the Bank does not offer any compensation plan under which equity securities of the Bank are authorized for issuance.
Member Institutions Holding 5% or More of Outstanding Capital Stock
as of April 30, 2006

	Capital	Percent of Total
Name	Stock	Capital Stock

Sovereign Bank, Reading, PA	$735,938,500	22.5%
Citicorp Trust Bank, FSB, Newark, DE	384,285,200	11.8
ING Bank, FSB, Wilmington, DE	295,083,000	9.0
GMAC Bank, Wilmington, DE	269,653,400	8.3
PNC Bank, National Association, Pittsburgh, PA	165,013,000	5.1
     Additionally, due to the fact that a majority of the Board of Directors of the Bank is elected from the membership of the Bank, these elected directors are officers and/or directors of member institutions that own the Bank’s capital stock. These institutions are provided in the following table.
Capital Stock Outstanding to Member Institutions
Whose Officers and/or Directors Serve as a Director of the Bank
as of April 30, 2006

	Capital	Percent of Total
Name	Stock	Capital Stock

Sovereign Bank, Reading, PA	$735,938,500	22.5%
Wilmington Savings Fund Society, FSB, Wilmington, DE	49,160,300	1.5
First Commonwealth Bank, Indiana, PA	42,806,500	1.3
Willow Grove Bank, Ambler, PA	18,349,500	0.6
Harleysville Savings Bank, Harleysville, PA	15,304,000	0.5
Summit Community Bank, Charleston, WV	11,064,200	0.3
Citizens Bank, Wilmington, DE	2,994,500	0.1
Laurel Savings Bank, Allison Park, PA	2,079,000	0.1
Columbia County Farmers National Bank, Bloomsburg, PA	985,300	*

* Less than 0.1%.

Item 9: Market for the Bank’s Common Stock and Related Security Holder Matters
     The member financial institutions own all the capital stock of the Bank. There is no established marketplace for the Bank’s stock; the Bank’s stock is not publicly traded and may be redeemed by the Bank only at par value. The members may request that the Bank redeem all or part of the common stock they hold in the Bank five years after the Bank receives a written request by a member. In addition, the Bank may repurchase shares held by members in excess of their required stock holdings at the Bank’s discretion upon one day’s notice. Excess stock is Bank capital stock not required to be held by the member to meet its minimum stock purchase requirement under the Bank’s capital plan. The members’ minimum stock purchase requirement is subject to change from time to time at the discretion of the Board of Directors of the Bank. Par value of each share of capital stock is $100. As of April 30, 2006, 335 members owned Bank capital stock and 2 nonmembers held capital stock. The total number of shares of capital stock outstanding as of April 30, 2006 was 32,681,485, of which members held 32,569,817 shares and nonmembers held 111,668 shares. Member stock includes 38,992 shares held by an institution that has given notice of withdrawal effective April 2010.
     The Bank’s dividends declared as a percentage of par value are outlined in the table below. All dividends were paid in cash.

	2006	2005
Quarter	Annualized Rate	Annualized Rate

First	3.29%	2.84%
Second		2.64
Third		2.78
Fourth		3.00

Item 10: Recent Sales of Unregistered Securities
     The securities issued by the Bank are “exempt securities” under Section 3(a)(2) of the Securities Act of 1933 to the same extent as securities that are obligations of, or guaranteed as to principal and interest by, the United States. Registration statements with respect to offerings of Bank securities are not filed with the SEC. As stated in Item 9, Bank common stock is not publicly traded. The following table sets forth the securities sold for each of the periods presented. Consolidated obligations were sold through various underwriters. All securities were sold for cash.

	For the three months ended March 31,
(in thousands)	2006	2005

Consolidated obligation bonds	$8,344,926	$5,019,078
Consolidated obligation discount notes	$56,857,700	$249,802,890
Capital stock	$1,319,471	$1,728,984
     The Bank issues standby letters of credit in the ordinary course of business. From time-to-time the Bank provides standby letters of credit to support members’ standby letters of credit or obligations issued to support unaffiliated, third-party offerings of notes, bonds or other securities to finance housing-related projects. The Bank provided $30.0 million of such credit support during the year ended December 31, 2005. To the extent that these standby letters of credit are securities for purposes of the Securities Act of 1933, the issuance of the standby letter of credit by the Bank is exempt from registration pursuant to Section 3(a)(2) thereof.